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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

July 1, 2013

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On June 28, 2013, in accordance with Italian law, the requisite Italian Internal Dealing forms were made publicly available and were filed with Borsa Italiana and CONSOB to disclose the transactions described below. For more information on Luxottica Group S.p.A. (the “Company”), please see the Company’s Annual Report on Form 20-F available on the Company’s website at www.luxottica.com and filed with the SEC.

On June 26, June 27 and June 28, 2013 Mr. Luigi Francavilla sold 100,182, 199,818 and 30,000 ordinary shares of the Company in market transactions on the Milan Stock Exchange’s Mercato Telematico Azionario at an average price per share of Euro 38.652, Euro 38.611 and Euro 38.9, respectively.

On June 24, June 26 and June 27, 2013 Delfin S.à r.l acquired 72,244, 25,500 and 6,034 ordinary shares of the Company in market transactions on the Milan Stock Exchange’s Mercato Telematico Azionario at an average price per share of Euro 38.2504, Euro 38.5513 and Euro 38.7347, respectively.

END

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: July 1, 2013		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER